Exhibit 99.3

21 October 2022

Zufishan Anjum

ASX Compliance Pty Limited
Level 4, Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Zufishan,

RESPONSE TO ASX AWARE QUERY

In response to your request for information in your letter dated 20 October 2022 NOVONIX Limited (“NVX”) offers the following:

1.
Does NVX consider the Information to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

Yes. NVX does consider the Information to be information that a reasonable person would expect to have a material effect on the price or value of its securities.

2.
If the answer to question 1 is “no”, please advise the basis for that view.

N/A.

3.
When did NVX first become aware that it would be selected for the grant? Please provide the date and time.

NVX first became aware that it would be selected for the grant on 14 October 2022 at 12:56am (AEST).

4.
When did the US Department of Energy (‘DOE’) publicly release the Information? Please provide the date and time.

The DOE publicly released the information on 20 October 2022 at approximately 1:00am (AEST).

5.
If the answer to question 1 is “yes” and NVX first became aware of the Information prior to entering into the trading halt, please explain:

5.1
why this information was not released to the market at an earlier time, commenting specifically on when you believe NVX was obliged to release the information under Listing Rules 3.1 and 3.1A and what steps NVX took to ensure that the information was released promptly and without delay.

The Information was not released to the market at an earlier time because NVX was relying on the exception in Listing Rule 3.1A.1.

On 14 October 2022 NVX was advised by the DOE that it had been selected to enter negotiations to receive grant funding from the DOE. NVX was advised by the DOE that the award of the grant funding is subject to completion of negotiations and execution of a funding agreement with the DOE. At the time that NVX first became aware of the Information, it was considered an incomplete proposal or negotiation.

The correspondence from the DOE stated that NVX was prohibited from disclosing its selection for negotiation of a financial award prior to the DOE making a public announcement about the matter. NVX was advised by DOE that failure to abide by this requirement could result in forfeiture of the opportunity. In the opinion of NVX, a reasonable person would not have expected NVX to disclose its selection for grant funding by the DOE while that selection remained confidential and subject to further negotiations with the DOE, if the consequence of such disclosure was loss of the opportunity to secure the grant from the DOE.

The DOE made a public announcement about NVX's selection for grant funding on 20 October 2022 at approximately 1:00am (AEST). Once the DOE had made this announcement, the Information was no longer confidential, NVX was no longer entitled to rely on the exception in Listing Rule 3.1A and NVX issued an ASX announcement containing the Information prior to market open on that day.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

5.2
why a trading halt of NVX securities was not requested during trading hours on 18 October 2022 given the significant price increase.

It was publicly known that the DOE was going to announce the successful applicants for this grant funding before the mid-term elections in the USA and, most likely, in the first two weeks of October and NVX was considered a logical candidate for the grant funding given the nature and profile of the company.

Since being advised by the DOE on 14 October 2022 that it had been selected by the DOE to enter negotiations for a financial award, NVX had been monitoring information sources for any suggestion that confidentiality in the Information had been lost and watching NVX trading volumes and prices very closely.

NVX was aware of general speculation that NVX may be selected to enter negotiations for grant funding with the DOE but NVX was not aware of any credible media articles or other public sources of information which referred to specific details about the grant, such as the amount of the grant, timing or conditions, and as a result, NVX never formed the view that confidentiality in the Information had been lost prior to its announcement by the DOE.

NVX noted the increase in NVX trading volume and prices over the course of 18 October 2022 and despite the fact that NVX believed confidentiality in the Information had not been lost, NVX decided that it would be prudent to go into a trading halt from 19 October 2022 in order to manage its continuous disclosure obligations until such time as it was in a position to announce the Information.

6.
Does NVX have any other explanation for the trading in its securities prior to the trading halt and the Announcement?

No. NVX does not have any other explanation for the trading in its securities prior to the trading halt and the Announcement.

7.
Please confirm that NVX is complying with the Listing Rules and, in particular, Listing Rule 3.1.

NVX confirms that it is complying with the Listing Rules and, in particular, Listing Rule 3.1.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

8.
Please confirm that NVX’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an office of NVX with delegated authority from the board to respond to ASX on disclosure matters.

NVX confirms that the responses set out above have been authorised and approved in accordance with its published continuous disclosure policy.

Yours sincerely,

Suzanne Yeates
Company Secretary

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA